SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On December 24, 2022, in response to press inquiries in Israel, the Company confirmed, that as a global operating company affected by global market conditions and fluctuations, it is taking steps to adjust its operations to address the ongoing slowdown in demand for kitchen countertops among private consumers as well as commercial projects around the world. The Company has implemented a plan to improve its efficiency. This consists of several actions, including a completed reduction of approximately 10% its global head-count, a portion of that in Israel, with the majority of the reduction spread across our facilities around the world. In addition, Company is taking other steps to improve its operational efficiency, including increase prices, focus on growth and others. Company to stressed that Caesarstone® is a strong globally recognized brand with high trust by consumers and business partners, which it believes will in better addressing the coming period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: December 27, 2022	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary